SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

L & L Horizon, LLC

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

+86 - 180 0180 0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

*** CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON L & L Horizon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,142,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,142,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ray Ruiping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,815,432 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,815,432(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,432(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2) Represents (i) 7,142,432 Class B common shares held by L & L Horizon, LLC, which is controlled by Ray Ruiping Zhang, and (ii) 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date hereof.

(3) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ruiping Zhang 2016 Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,142,432(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,142,432(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) Represents 7,142,432 Class B common shares held by L & L Horizon, LLC, which is owned by (i) Ray Ruiping Zhang and (ii) Ruiping Zhang 2016 Descendants Trust, of which Ray Ruiping Zhang is the trustee.

(5) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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This Amendment No. 2 (this “Amendment”) is filed to amend and supplement the statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendment No. 1, the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

As previously disclosed, Baring SPV and TGMF entered into the SPA on February 23, 2018 with respect to the ADS Purchase. On April 13, 2018, the ADS Purchase closed and Baring SPV acquired the Subject ADSs, consisting of 5,264,080 ADSs representing 10,528,160 Class A Shares, from TGMF pursuant to the terms of the SPA.  The aggregate purchase price paid for the Subject ADSs by Baring SPV, after adjustment as provided in the SPA, was US$64,748,184, representing a purchase price of US$12.30 per Subject ADS.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment are incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2018.

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

Ray Ruiping Zhang

By:	/s/ Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Trustee

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